EXHIBIT 99.1

Aptose Biosciences to Participate at the Oppenheimer & Co. Inc. Boston Oncology Insight Summit and 1x1 Day

SAN DIEGO and TORONTO, July 09, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS) today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer and Gregory Chow, Senior Vice President and Chief Financial Officer, will participate at the upcoming Oppenheimer & Co. Inc. Boston Oncology Insight Summit to be held at the Whitehead Institute on July 10, 2018 and 1x1 Day to be held at the Four Seasons Hotel on July 11, 2018 in Boston, MA.

About Aptose Biosciences Inc.

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage inhibitor of MYC oncogene expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Inc.
Greg Chow
Senior Vice President, Chief Financial Officer
650-718-5028
gchow@aptose.com

SMP Communications	LifeSci Advisors
Susan Pietropaolo	Michael Wood, Managing Director
201-923-2049	646-597-6983
susan@smpcommunications.com	mwood@lifesciadvisors.com